Confidential treatment has been requested for portions of this letter by Innospec Inc. (OC-000001). The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [XXXXX]. A complete version of this letter has been filed separately with the Securities and Exchange Commission.

Confidential Treatment

Requested by Innospec Inc.

II-000001

March 27, 2006

BY HAND DELIVERY

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re:	Innospec Inc. (formerly Octel Corp.)
Form 10-K for the Fiscal Year Ended December 31, 2004, Filed March 31, 2005;
Form 10-Q for the Quarter Ended June 30, 2005, Filed August 5, 2005
File No. 001-13879

Dear Ms. Blye:

Reference is made to your letter to Octel Corp., which was renamed Innospec Inc. on January 30, 2006 (“Innospec” or the “Company”) dated November 22, 2005 (the “Comment Letter”). In response to the Comment Letter, the Company submitted a letter (the “Response Letter”) to the Staff on December 14, 2005. Capitalized terms used but not defined herein have the meanings set forth in the Response Letter.

At the time that the Company submitted the Response Letter to the Staff, its internal review of the facts and circumstances underlying the Company’s voluntary disclosure to the Office of Foreign Assets Control (“OFAC”) was still ongoing. Therefore, the Company also indicated in the Response Letter that it would provide the Staff with additional information in respect of three of its comments. The Company submitted additional information to OFAC on January 27, 2006. The Company hereby submits this supplemental response letter (the “Supplemental Response Letter”) to the Staff to provide additional information in respect of our responses to Comments 3, 4 and 5 in the Response Letter. Our responses to Comments 1, 2 and 6 remain unchanged and are therefore not included herein.

For your convenience, I have included Comments 3, 4 and 5 as set out in the Comment Letter below, along with our revised responses thereto.

Cecilia D. Blye, Chief	Confidential Treatment
Office of Global Security Risk	Requested by Innospec Inc.
Division of Corporation Finance	II-000001
United States Securities & Exchange Commission
March 27, 2006
Page 2

Comment 3

While it is implied in the discussion on page 19 of your 10-Q, it is not clear from the disclosure in either your 10-K or your 10-Q that the transactions and activities to which you refer are the subject of an Office of Foreign Assets Control investigation. If the transaction and activities to which you refer, including the transactions and activities of the former Bycosin AB non-U.S. subsidiaries, are the subject of an OFAC investigation, in future filings please specifically so state, and state the amount of penalties to which you may be subject if those transactions and activities are found to have violated the Cuban asset control regulations administered by OFAC.

The Company will, in future filings, disclose material information regarding whether it is the subject of an OFAC investigation and provide an estimate of the amount of penalties to which it may be subject, to the extent that such information can be determined accurately and is not speculative or potentially misleading.

The Company’s Voluntary Disclosure was made prior to the commencement, notification, or to the Company’s knowledge, contemplation of any investigation by OFAC. As of the date of this Supplemental Response Letter, the Company has not been informed by OFAC that it is the subject of an OFAC investigation. The Company is not aware of the precise procedural status of the Voluntary Disclosure from OFAC’s perspective, but we believe that our Voluntary Disclosure is under review by OFAC.

If the Company or its subsidiaries (current or former) were found to have not complied with the CACR, the Company believes that it could be subject to fines or other civil or criminal penalties, which could be material. At this time, however, it would be speculative and potentially misleading for the Company to predict the specific nature or amount of penalties that OFAC might eventually assess against it. While penalties could be assessed on different bases, if OFAC assessed penalties against the Company on a “performance of contracts basis,” the applicable regulations provide for penalties, in the case of civil violations of the CACR, of the lesser of $65,000 per violation or the value of the contract. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Confidential Treatment Requested

Cecilia D. Blye, Chief	Confidential Treatment
Office of Global Security Risk	Requested by Innospec Inc.
Division of Corporation Finance	II-000001
United States Securities & Exchange Commission
March 27, 2006
Page 3

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. The aggregate monetary value of the transactions involving Cuban persons and entities conducted by these subsidiaries since January 1999 is approximately $26.6 million. As of the date of this Supplemental Response Letter, the Company has not had any discussions with OFAC regarding the nature or amount of penalties to which it might be subject, or how such penalties might be calculated, including whether OFAC might assess penalties for transactions performed before January 1999.

Management believes that at this time it is still not able to predict with any certainty how OFAC will calculate the number of possible violations of the CACR that may have occurred or the nature or amount of penalties to which the Company could be subject. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. Thus, we cannot speculate as to how OFAC might characterize these possible violations. However, as stated in our previous filings, if the Company or its subsidiaries (current or former) were found to have not complied with the CACR, the Company believes that it could be subject to fines or other civil or criminal penalties, which could be material.

Comment 4

We note the description of your voluntary disclosure to OFAC in the second full paragraph on page 6 of your Form 10-K. In particular we note the reference to “such transactions and activities” which we assume are the same “transactions and activities… with entities and persons that are in or

Confidential Treatment Requested

Cecilia D. Blye, Chief	Confidential Treatment
Office of Global Security Risk	Requested by Innospec Inc.
Division of Corporation Finance	II-000001
United States Securities & Exchange Commission
March 27, 2006
Page 4

associated with Cuba” to which you refer in the last full paragraph on p.5. In reasonable detail of the underlying facts, please describe the relevant transactions and activities by the former Bycosin AB non-U.S. subsidiaries, and all other current and past transactions and contacts with Cuba and Cuban entities and persons. Your response should describe the “unrelated transactions” referenced on page 19 of your Form 10-Q and any other transactions or arrangements, whether through investments, distributors, subsidiaries, affiliates, or any other direct or indirect means.

Neither the Company nor any of its subsidiaries has engaged in any transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-Q for the quarter ended June 30, 2005 or at any other time during 2005. Some aspects of the Bycosin business that involved Cuba had continued in 2004 until the Company disposed of Bycosin’s manufacturing operations and the Bycosin subsidiaries in Mexico in November 2004. However, other than Bycosin’s transactions and activities with Cuba, the Company believes that neither it nor any of its subsidiaries engaged in any other transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-K for the fiscal year ended December 31, 2004. Associated Octel’s unrelated TEL transactions with Cuba ended some years earlier.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXX.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXX

Confidential Treatment Requested Confidential Treatment Requested

Cecilia D. Blye, Chief	Confidential Treatment
Office of Global Security Risk	Requested by Innospec Inc.
Division of Corporation Finance	II-000001
United States Securities & Exchange Commission
March 27, 2006
Page 5

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXX.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXX.

Confidential Treatment Requested Confidential Treatment Requested

Cecilia D. Blye, Chief	Confidential Treatment
Office of Global Security Risk	Requested by Innospec Inc.
Division of Corporation Finance	II-000001
United States Securities & Exchange Commission
March 27, 2006
Page 6

Since January 1999, the aggregate monetary value of the transactions conducted involving Cuban persons and entities by current and former non-U.S. subsidiaries of the Company is approximately $26.6 million.

At the time of the Company’s Reports on Form 10-K and 10-Q that are the subject of your Comment Letter, it was not possible for the Company to provide any additional information about Bycosin’s or Associated Octel’s transactions and activities with Cuba because further information had not yet been determined and the facts related thereto were still being established.

The Company is committed to cooperating with OFAC and with the Division of Corporation Finance of the Securities and Exchange Commission.

Comment 5

We note the statement that you believe you are “no longer engaged in business with certain entities, persons and countries that are subject to restrictions and sanctions under U.S. trade laws and regulations.” Please identify for us the specific entities, persons and countries with which you previously have engaged in business to which you refer, as well as the restrictions and sanctions referenced here, and describe all current and historic transactions and contacts underlying these references.

The statement that we believe that we are “no longer engaged in business with certain entities, persons and countries that are subject to restrictions and sanctions under U.S. trade laws and regulations” refers to the businesses with Cuba.

Neither the Company nor any of its subsidiaries has engaged in any transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-Q for the quarter ended June 30, 2005 or at any other time during 2005. Some aspects of the Bycosin business that involved Cuba had continued in 2004 until the Company disposed of Bycosin’s manufacturing operations and the Bycosin subsidiaries in Mexico in November 2004. However, other than Bycosin’s transactions and activities with Cuba, the Company believes that neither it nor any of its subsidiaries engaged in any other transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-K for the fiscal year ended December 31, 2004.

Cecilia D. Blye, Chief	Confidential Treatment
Office of Global Security Risk	Requested by Innospec Inc.
Division of Corporation Finance	II-000001
United States Securities & Exchange Commission
March 27, 2006
Page 7

Our response to Comment 4 identifies the information that we now have regarding the Cuban parties involved in transactions and activities involving Cuba by current and former non-U.S. subsidiaries of the Company.

I want to express again Innospec’s commitment to cooperating with the Staff regarding these matters. Similarly, Innospec is committed to resolving with OFAC the matters related to its Voluntary Disclosure as soon as possible. We hope that the foregoing has provided you with the information you need.

Should you have any questions relating to any of the foregoing, please feel free to contact David Patrick Eich of Kirkland & Ellis International LLP at +44 20 7816 8888 or the undersigned at +44 151 348 5828.

Sincerely,

/s/ Paul W. Jennings

Paul W. Jennings

cc:	Pamela Long
Assistant Director
Division of Corporation Finance

Andrew Hartley
Vice President and General Counsel, Innospec Inc.